Exhibit 99.1

Inspira Receives Nasdaq Notification Regarding Minimum Market Value Deficiency

Ra’anana, Israel, February 25, 2026 – Inspira™ Technologies OXY B.H.N. Ltd. (NASDAQ: IINN, IINNW) (“Inspira Technologies” or the “Company”), a pioneer in innovative life-support and diagnostic technologies, today announced that on February 19, 2026, it received written notice (the “Notice”) from The Nasdaq Stock Market (“Nasdaq”) advising the Company that it was not in compliance with Listing Rule 5550(b)(2) requiring companies listed on the Nasdaq Capital Market to maintain a minimum market value of publicly held shares of $35,000,000 (the “MVPHS Requirement”). Listing Rule 5550(b)(2) requires companies listed on the Nasdaq Capital Market to maintain a minimum market value of publicly held shares of $35,000,000. The Notice has no effect at this time on the listing of the Company’s ordinary shares, which continues to trade on The Nasdaq Capital Market under the symbol “IINN.”

In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company has a period of 180 calendar days, or until August 18, 2026 (the “Compliance Date”), to regain compliance with the MVPHS Requirement. To regain compliance, the Company’s minimum market value of publicly held shares must close at $35,000,000 or more for a minimum of 10 consecutive business days prior to the Compliance Date. In the event the Company does not regain compliance with the MVPHS Requirement prior to the Compliance Date, Nasdaq will notify the Company that its securities are subject to delisting, at which point the Company may appeal the delisting determination to a Nasdaq hearings panel.

 The Company intends to actively monitor its minimum market value of listed securities and may, if appropriate, consider implementing available options to regain compliance with the MVPHS Requirement. There can be no assurance that the Company will be able to regain compliance with Nasdaq Listing Rule 5550(b)(2) or maintain compliance with any other listing requirements.

About Inspira Technologies

Inspira Technologies is a commercial-stage medical device company specializing in advanced respiratory support and real-time blood monitoring solutions. The Company’s FDA-cleared INSPIRA™ ART100 system is approved for cardiopulmonary bypass in the U.S. and ECMO (Extracorporeal Membrane Oxygenation) procedures outside the U.S and serves as a foundation for the development of the INSPIRA ART500, a next-generation system designed to deliver oxygenation while patients remain awake and spontaneously breathing. Inspira Technologies is also advancing HYLA™, a proprietary blood sensor platform offering continuous, non-invasive monitoring. With multiple cleared products, a growing IP portfolio, and strategic streamlining of its operations, Inspira Technologies is increasingly positioned as an attractive platform within the life-support and MedTech landscape. For more information, visit: https://inspira-technologies.com.

Forward-Looking Statements

This press release contains express or implied forward-looking statements pursuant to U.S. federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses its ability to regain compliance with the MVPHS Requirement, its intentions to actively monitor its minimum market value of listed securities and its plans to consider implementing available options to regain compliance with the MVPHS Requirement. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website at www.sec.gov.

Company Contact
Inspira Technologies
Email: info@inspirao2.com
Phone: +972-9-9664485